UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

December 08, 2016

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 7 December 2016

Alexandre Bompard co-opted as new Orange director

The Orange Board of Directors, meeting today, acknowledged the resignation of Bernard Dufau announced during the last General Meeting and, upon a proposal from the Committee for Governance and Social & Environmental Responsibility, has decided to co-opt Alexandre Bompard as a director for the remainder of Bernard Dufau's term.

The appointment of Alexandre Bompard will be proposed for ratification during the next General Meeting of Orange shareholders. In making this appointment, the Board of Directors has chosen an individual with recognised skills in high-priority areas for the Group.

The entire Board of Directors thanks Bernard Dufau, who was also Lead Director and Chairman of the Audit Committee, for his very substantial and active participation in the meetings of the Board and of its Committees, particularly the Audit Committee, since his appointment in 2003.

Alexandre Bompard, aged 44, is a graduate of the Institut d’études politiques de Paris (Sciences Po) with a master’s degree in public law and a post-graduate diploma in economics. Mr. Bompard is also an alumnus of the École nationale d’administration (ENA, Cyrano de Bergerac class). He was assigned to the Inspection générale des finances (Inspectorate General of Finance) from 1999 to 2002, subsequently becoming technical advisor to then-Minister of Social Affairs, Labour and Solidarity François Fillon from April to December 2003. From 2004 to 2008, Alexandre Bompard had several responsibilities with the Canal+ group: he was Chief of staff of Chairman Bertrand Méheut from 2004 to 2005, then Director of Sports and Public Affairs for the group from June 2005 to June 2008. In June 2008, he was appointed Chairman and Chief Executive Officer of Europe 1 and Europe 1 Sport. In 2011, he joined Fnac as Chairman and became member of the Executive Committee of Kering (formerly Pinault-Printemps-Redoute, PPR). In 2016, he became CEO of the Fnac Darty group.

Additionally, the Board of Directors named Bernard Ramanantsoa as Chairman of the Audit Committee and Charles-Henri Filippi as Lead Director.

The Board of Directors, which is chaired by the Orange group’s Chief Executive Officer Stéphane Richard, now includes 15 members.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 40 billion euros in 2015 and 154,000 employees worldwide at 30 September 2016, including 95,000 employees in France. Present in 29 countries, the Group has a total customer base of 256 million customers worldwide at 30 September 2016, including 194 million mobile customers and 18 million fixed broadband customers. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan “Essentials2020” which places customer experience at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com or to follow us on Twitter: @presseorange.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contact: +33 1 44 44 93 93

Tom Wright - tom.wright@orange.com

Olivier Emberger - olivier.emberger@orange.com

ORANGE

Date: December 08, 2016	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations